

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 18, 2013

Via E-mail
John T. Gaffney
Gibson, Dunn & Crutcher LLP
200 Park Avenue
New York, NY 10166

> **Re: Steinway Musical Instruments, Inc.**
> **Schedule 14D-9 filed July 15, 2013**
> **Schedule 14D-9C filed July 12, 2013**
> **Schedule 14D-9C filed July 3, 2013**
> **Schedule 14D-9C filed July 1, 2013**
> **File No. 5-46651**

Dear Mr. Gaffney:

The staff in the Office of Mergers and Acquisitions in the Division of Corporation Finance has conducted a limited review of the above filings concerning the matters identified in our comments below. Unless otherwise noted, all defined terms used in this letter have the same meaning as in the filings listed above.

In some of our comments, we may ask you to provide us with information so that we may better understand your disclosure. Please respond to this letter by amending your filings, by providing the requested information, or by advising when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Schedule 14D-9 filed July 18, 2013

Confidentiality Agreement, page 8

1. Refer to the last paragraph in this section on page 9. While you may include qualifying language about the nature of a summary, it is not appropriate to state that the summary of the Confidentiality Agreement you have provided "does not purport to be complete."

Background of the Transaction, page 9

2. Refer to the disclosure on page 13 about the proposal received from Kohlberg on April 30, 2013. You state that the proposal "noted that Mr. Messina was expected to become Chief Executive Officer of the company upon the closing of the acquisition and that the proposal was made with Mr. Messina's assistance." The following sentence states that Kohlberg later informed you that there were no agreements or arrangements with Mr. Messina regarding his potential participation in the acquisition. Please clarify whether the statement regarding the role of Mr. Messina with Steinway going forward was ever amended or retracted. Is it still your understanding based on the above statement that Mr. Messina will be the CEO of Steinway after the acquisition? If not, explain the basis for your belief. We may have further comments.

3. Refer to the disclosure on page 14. Briefly explain what provisions of the confidentiality agreement with Samick prevented Samick from making a revised bid for the Company.

4. See our last comment above. The disclosure in the next paragraph on page 14 states that Skadden told Samick that the Steinway Board would meet to consider changes to the strategic process to address Samick's concerns about its ability to make a confidential bid and that Samick should be prepared to make a revised bid. Revise to disclose whether the Board ever acted and if not, why it did not.

Closing Information

Please amend the filings in response to these comments. We may have further comments upon receipt of your amendment; therefore, please allow adequate time after the filing of the amendment for further staff review.

You should furnish a response letter with the amendment keying your responses to our comment letter and providing any supplemental information we have requested. You should transmit the letter via EDGAR under the label "CORRESP." In the event that you believe that compliance with any of the above comments is inappropriate, provide a basis for such belief to the staff in the response letter.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Company is in possession of all facts relating to its disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

In connection with responding to our comments, please provide, in writing, a statement from the Company acknowledging that:

•   It is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing. Please direct any questions about these comments or your filing to me at 202-551-3263 or in my absence, to Peggy Kim at 202-551-3411.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions